Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended July 31, 2016
The interim financial information of Itaú CorpBanca as of and for the month ended July 31, 2016 is being published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.
CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	21,326,571
Total Assets	29,554,857

Current accounts and demand deposits	4,588,213
Time deposits and savings accounts	11,883,245
Borrowings from financial institutions	2,214,998
Debt issued	5,051,619

Total Equity	3,439,381
Equity attributable to shareholders	3,182,529
Minority interest	257

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	422,411
Provisions for loan losses	(97,212)
Operating expenses	(270,494)
Operating income	54,705

Income from investments in other companies	348
Income before taxes	55,053
Income taxes	(12,438)
Net income	42,615

Net income attributable to shareholders	43,010
Minority interest	(395)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.
Juan Antonio Vargas Matta Milton Maluhy Filho
Chief Accounting Officer          Chief Executive Officer